WallachBeth Capital, LLC

Harborside Financial Plaza 5

185 Hudson St., Suite 1410

Jersey City, NJ 07311

August 24, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Taylor Beech, Staff Attorney

Re:	bioAffinity Technologies, Inc. Registration Statement on Form S-1 File No. 333-264463 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Beech:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), WallachBeth Capital, LLC, as representative of the underwriters of the offering, hereby joins the request of bioAffinity Technologies, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 4:30 p.m., Eastern Daylight Time, on Thursday, August 25, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that approximately fifteen (15) copies of the preliminary prospectus dated August 18, 2022, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

WALLACHBETH CAPITAL, LLC

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Chief Compliance Officer